SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONFIRMS 20% CUT IN DUBLIN SUMMER 2010 TRAFFIC

AS DAA 40% COST INCREASE AND €10 TAX DEVASTATE TOURISM

Ryanair, Dublin Airport's largest airline, today (21 Jan 10) confirmed that it will further reduce its flights and traffic at Dublin Airport this summer by up to 20% as high and rising DAA airport charges and the Govt's €10 tourist tax continue to devastate Irish traffic and tourism. These cuts come one week after BMI announced the closure of its Dublin base and cuts in its Dublin-Heathrow flights from 7 to 4 this summer.

The DAA's high costs, and the Govt's €10 tourist tax have caused Dublin Airport's traffic to collapse by 3m passengers in 2009 (during a year when Ryanair grew elsewhere by 8m passengers). Already this winter, Dublin Airport has suffered the loss of British Airways, Malev and Budget Travel in addition to BMI's Heathrow cutbacks.

Ryanair regrets the Govt's response to this tourism collapse which was to order the Aviation Regulator to approve up to 40% increases in the DAA's already high fees from 2010 onwards, to help the near bankrupt DAA pay for its unneeded and over specified €1.2bn T2, which has cost 6 times more than the €200m originally promised by the DAA.

Ryanair expects total traffic at Dublin Airport to fall from 20m to 18m in 2010, as it announced up to 20% cuts in its Dublin operations for summer 2010 including:

  A 17% cut in Dublin based summer fleet (from 18 in 2009 to 15 aircraft in 2010).

  A 19% cut in weekly rotations (from over 600 to less than 500).

  A 20% cut in Ryanair's Dublin traffic from 8.7m to approx 6.5m in the year to March 2011.

  The loss of 150 Ryr jobs (pilots, crew & engineers) and over 2,000 support jobs at Dublin.

  Further cuts in Ryanair's Dublin winter schedule will be announced later.

Ireland in general, and Dublin Airport in particular, are now high cost destinations, compared to other European cities where airports are lowering costs and Govt's are scrapping tourist taxes. Ryanair's operations at Dublin airport will focus on higher yield, outbound, peak month, summer sun routes, rather than stimulating year round inbound tourism with low access fares.  Ryanair today announced a range of extra holiday flights from Dublin for the 3 peak summer months of June, July and August 2010 to Alicante, Canary Islands, Faro and Malaga (amongst others - see table below) for Irish people who simply want to get away for a sun holiday. These additional peak summer flights will take up much of the summer sun capacity lost as a result of the recent closure of Budget Travel and other tour operators, whose business at Dublin has collapsed under the DAA's high fees.

Ryanair will grow by over 7m passengers to 73m this year but all this expansion is taking place at EU airports and countries where Govts are reducing airports costs (in some cases to zero) and are scrapping tourist taxes. Ryanair will open new bases in 2010 in Bari, Brindisi, Faro, Malaga, Oslo (Rygge) and Leeds Bradford to support its continued growth.

Announcing these summer 2010 Dublin 20% cuts, Ryanair's Michael O'Leary said:

"The DAA's high costs and the Govt's €10 tourist tax have already cost Ireland more than 3m passengers in 2009.  Today's further cut backs means Ryanair will carry 2 million less passengers at Dublin and 1 million fewer passengers at Shannon in 2010/11. Irish tourism is now suffering a Govt induced tourism collapse under the weight of the €10 tourist tax and the extraordinary anti-consumer order by the Dept of Transport (to the Aviation Regulator) to approve increases in DAA fees of 40% to pay for a Terminal 2 which Dublin's airlines neither want nor need.  At a time when Govt's and airports all over Europe are scrapping taxes and slashing fees to win Ryanair's traffic growth, sadly the Irish Govt is more interested in protecting its high cost DAA monopoly at the expense of consumers or of our tourism industry and until this damaging policy is reversed, Dublin Airport and Irish tourism will continue to suffer traffic cuts and job losses.

"These events continue to prove Ryanair's case that the Dept of Transport is a corrupt and rotten organisation, whose sole policy is to protect the DAA monopoly, even at the expense of Irish aviation, tourism and jobs.  The only future for T2 is to put it into NAMA. After all, we believe the DAA is bankrupt and the building will be empty so let's stick it into NAMA and covert it into flats or a conference centre for North County Dublin".

Ryanair Summer Sun Routes June - Aug '10

Route	Weekly '09	Weekly '10
Malaga	14	20
Faro	9	17
Barcelona	7	15
Alicante	7	9
Carcassonne	4	5
Palma	3	5
Gran Canaria	0	4
Lanzarote	0	4
Nantes	3	4
Almeria	2	3

Ends.                                     Thursday, 21st January 2010

For further information
please contact:

Stephen McNamara            Pauline Dooley
Ryanair Ltd                         Murray Consultants
Tel: +353-1-8121212           Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 January 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary